Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-142007 on Form S-8 of our report dated February 27, 2009 (June 8, 2009 as to the retrospective presentation of enhanced derivative disclosures in Note 6 and the reclassification of segment information as described in Note 20) relating to the financial statements of MetroPCS Communications, Inc. (the Company) (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in the method of accounting for fair value measurements of financial assets and liabilities as of January 1, 2008 and for uncertainty in income taxes as of January 1, 2007) appearing in this Current Report on Form 8-K of the Company dated June 9, 2009.

/s/ Deloitte & Touche LLP

June 8, 2009

Dallas, Texas